Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 16 - 2010

June 14, 2010
FOR IMMEDIATE RELEASE

AURIZON’S INFILL DRILL PROGRAM AT THE CASA BERARDI PRINCIPAL AREA INTERSECTS 4.6 GRAMS OF GOLD PER TONNE OVER 68.0 METERS

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce results from its surface infill drill program in the Principal Area at its Casa Berardi Mine, in north western Quebec.

The objective of the infill drill program is to increase the quantity and improve the quality of the mineral resources previously defined in the Principal Area and to provide information for a pre-feasibility study of an open pit for the area, which is expected to be completed by the end of the fourth quarter of 2010.  The Principal Area is located approximately 1.0 kilometre east of the West Mine shaft.  As of December 31, 2009, the crown pillar of the Principal Area hosts indicated mineral resources of 1.8 million tonnes at 6.2 grams of gold per tonne for 355,000 gold ounces and inferred mineral resources of 0.8 million tonnes at 6.0 grams of gold per tonne for 162,000 ounces of gold.

The results of sixty-eight (68) holes, of which thirty-three (33) holes have a metal factor of 50 (true width in metres x the gold grade in grams per tonne), or higher are included in this release and are illustrated on the sketch attached.  The drilling program totalled 12,803 metres and covered an area of 825 metres along strike, 250 meters in width, and 50 to 200 metres below surface.

The best results were encountered in Holes CBS-10-366, with 4.6 grams of gold per tonne over 68.0 metres (true width), CBS-10-331, with 6.2 grams of gold per tonne over 43.0 metres (true width), and CBS-10-341 with 7.0 grams of gold per tonne over 38.0 metres (true width).

In addition, Hole CBS-09-316 returned a high grade of 114.2 grams of gold per tonne over 0.6 metre (true width), 80 metres below surface.  “Sixty-six (66) of the sixty-eight (68) holes were successful in intersecting mineralization above the cut-off grade of 1.0 grams of gold per tonne.” said Gilles Carrier P. Eng., Principal Exploration Geologist, a Qualified Person as defined under National Instrument 43-101.

Gold mineralization occurs within multiple lenses located on both sides of the Casa Berardi break and dips slightly to the South.  Mineralization is found in veins, stockworks and sulphide rich replacement zones in a volcanic-sedimentary bearing environment.  The zones extend for more than 825 metres along the entire length of the deposit.

“This drill program confirms the previously known strike extension of the Principal Area, as well as identifying new mineralization which may indicate that untapped potential remains possible in all directions.”, said Mr. Carrier P. Eng.

Aurizon Mines Ltd.
News Release – June 14, 2010
Aurizon’s Infill Drill Program at The Casa Berardi Principal Area Intersects 4.6 Grams Of Gold Per Tonne Over 68.0 Meters

Outlook

The results of the infill drill program will be integrated into a new resource estimate which is expected to be released in the third quarter of 2010.  An updated block model will be used in the pre-feasibility study to be prepared by BBA Inc., Montreal, Quebec.  Additional underground drilling will be conducted during the remainder of the year to verify the down dip extension of the zone.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition.  Certified reference material, duplicates and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples.  Additional information on Quality Assurance and Quality Control can be found in the ‘Technical Report on the Casa Berardi Mine’, dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com. Primary exploration assaying was performed at the mine site laboratory and at the Swastica lab in Ontario.  The quality control program is performed at the ALS Chemex lab in Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Gilles Carrier.  Mr. Carrier is also responsible for the scientific and technical information in this news release.

Additional Information

The attached sketch shows the values of the holes which returned the best results, being those holes with a metal factor of 50 (calculated as the true width in metres x the gold grade in grams per tonne) or greater.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – June 14, 2010
Aurizon’s Infill Drill Program at The Casa Berardi Principal Area Intersects 4.6 Grams Of Gold Per Tonne Over 68.0 Meters

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to new mineralization in the Principal Area, a resource estimate, the timing of a pre-feasibility study of the Principal Area of the Company’s Casa Berardi Mine, and timing and expectations of future work programs.  Forward-looking information can be identified by the use of words such as “is expected”, statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “measured”; “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release uses the term” measured” and “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Aurizon Mines Ltd.
News Release – June 14, 2010
Aurizon’s Infill Drill Program at The Casa Berardi Principal Area Intersects 4.6 Grams Of Gold Per Tonne Over 68.0 Meters

Hole	E(m)	Zones[1]	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBS-09-289	12100	22_06_04 + 22_06_02 + 22_06_01	127.5	171.0	43.5	38.0	1.4
CBS-09-290	12100	22_06_04 + 22_06_02	68.5	104.0	35.5	33.0	1.1
CBS-09-291	12125	22_06_04 + 22_06_02	113.8	141.0	27.2	25.0	1.2
CBS-09-292	12150	22_06_02 + 22_06_01	139.5	180.0	40.5	36.0	1.2
CBS-09-293	12150	22_06_04 + 22_06_02	57.0	93.0	36.0	29.0	1.0
CBS-09-294	12175	22_06_04 + 22_06_02 + 25_08_01	114.0	160.5	46.5	39.0	1.1
CBS-09-295	12175	22_06_02	60.9	64.5	3.6	2.6	1.8
CBS-09-296	12200	25_08_01	226.5	234.0	7.5	4.7	2.3
CBS-09-297	12200	22_06_02 + 25_08_01	67.5	93.0	25.5	21.0	2.1
CBS-09-298	12250	25_08_01	156.9	161.1	4.2	2.9	2.2
CBS-09-302	12275	25_04_02 + 25_08_01 + 25_08_02	193.0	216.0	23.0	17.0	1.1
CBS-09-303	12275	25_08_02	96.0	103.1	7.1	3.8	3.0
CBS-09-304	12300	25_04_02	118.0	127.5	9.5	4.8	2.1
CBS-09-305	12300	25_08_01	94.0	101.0	7.0	4.9	17.4
CBS-09-306	12325	24_03_03 + 25_04_02 + 25_04_01 + 22_06_04 + 25_08_01 + 25_08_02	169.7	245.0	75.3	60.0	1.0
CBS-09-307	12325	25_08_01 + 25_08_02	158.3	169.7	11.4	9.0	1.8
CBS-09-308	12325	25_08_01	80.0	90.0	10.0	7.7	5.4
CBS-09-309	12350	24_01_01 + 24_03_04 + 23_03_03	117.0	156.3	39.3	31.0	1.1
CBS-09-310	12350	24_01_01 + 25_08_01 + 25_08_02	76.0	147.0	71.0	56.0	1.2
CBS-09-311	12375	25_04_02 + 25_04_01 + 22_06_04 + 25_08_02 + 25_08_04	87.0	196.5	109.5	66.0	1.8
CBS-09-312	12375	25_08_01 + 25_08_02	71.0	102.0	31.0	22.0	5.5
	inc.	25_08_02	71.0	76.6	5.6	5.3	25.6
CBS-09-313	12400	25_08_07 + 25_08_01 + 25_08_02	99.0	148.5	49.5	43.0	3.9
	inc.	25_08_01	105.9	120.0	14.1	11.3	9.0
CBS-09-314	12400	25_04_01 + 25_08_07 + 25_08_01 + 25_08_02	86.9	170.0	83.1	68.0	1.3
CBS-09-315	12400	25_08_07 + 25_08_01	84.4	106.5	22.1	18.0	4.0
CBS-09-316	12400	24_01_02 + 24_01_01 + 24_03_04 + 24_03_01 + 24_03_02	107.7	197.6	89.9	55.0	1.5
	inc.	24_01_02	107.7	108.4	0.7	0.6	114.2
CBS-09-318	12425	25_04_03 + 25_04_02 + 25_04_01	116.3	149.0	32.7	25.0	4.9
CBS-09-319	12425	25_04_01 + 25_08_07 + 25_08_01 + 25_08_02	75.0	153.0	78.0	71.0	2.1
CBS-09-320	12450	25_04_02+ 25_04_01 + 25_08_07 + 25_08_02	72.3	123.5	51.2	46.0	2.6
CBS-09-321	12450	25_08_02	85.5	97.5	12.0	11.9	0.2
CBS-09-322	12075	22_06_02	71.0	75.5	4.5	4.5	1.0

Aurizon Mines Ltd.
News Release – June 14, 2010
Aurizon’s Infill Drill Program at The Casa Berardi Principal Area Intersects 4.6 Grams Of Gold Per Tonne Over 68.0 Meters

Hole	E (m)	Zones[1]	From (m)	To 9m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBS-09-324	12075	22_06_02	96.0	102.0	6.0	4.2	1.9
CBS-10-331	12450	25_08_07 + 25_08_02	80.1	133.2	53.1	43.0	6.2
	inc.	25_08_02	108.4	133.2	24.8	20.1	8.9
CBS-10-332	12475	25_04_01 + 25_08_07 + 25_08_02 + 25_08_04 + 25_08_03	87.0	205.5	118.5	83.0	1.8
	inc.	25_04_01	87.0	105.0	18.0	15.0	7.3
CBS-10-333	12475	25_08_02	106.5	140.0	33.5	21.8	5.2
CBS-10-334	12500	25_04_01 + 25-08_07	79.5	123.0	43.5	39.0	1.4
CBS-10-335	12500	25_08_02	147.3	160.1	12.8	7.1	11.9
CBS-10-336	12525	25_04_03 + 25_04_02 + 25_04_01	106.5	191.0	84.5	58.0	2.0
CBS-10-337	12525	25_04_01	91.9	116.9	25.0	20.6	8.5
CBS-10-338	12550	24_01_03	126.9	130.5	3.6	1.8	4.9
CBS-10-339	12550	25_04_01	94.0	105.9	11.9	9.4	3.7
CBS-10-340	12575	24_01_04 + 24_03_05 + 24_03_06	69.4	184.2	114.8	53.0	1.0
CBS-10-341	12575	25_04_03 + 25_04_01	105.0	174.0	69.0	38.0	7.0
CBS-10-342	12575	25_04_02 + 25_04_01	93.0	134.0	41.0	28.0	1.9
CBS-10-343	12600	24_03_05 + 24_03_06	124.5	159.0	34.5	24.0	1.6
CBS-10-344	12600	25_04_03 + 25_04_01	111.0	176.4	65.4	33.0	1.2
CBS-10-345	12600	25_04_02	117.3	121.5	4.2	4.2	3.8
CBS-10-346	12600	25_04_01	128.0	139.3	11.3	9.9	2.2
CBS-10-347	12625	24_03_06	145.4	160.5	15.1	7.3	2.3
CBS-10-348	12625	24_03_06	103.2	109.5	6.3	3.5	5.9
CBS-10-349	12625	25_04_03	127.5	153.7	26.2	21.8	1.2
CBS-10-350	12625	25_04_01	132.0	138.0	6.0	4.9	2.4
CBS-10-351	12650	25_04_03	112.7	130.8	18.1	15.8	1.0
CBS-10-352	12650	25_04_01 + 25_08_06	83.6	125.2	41.6	33.0	3.7
	inc.	25_04_01	83.6	107.1	23.5	21.4	6.1
CBS-10-353	12675	25_04_03	159.8	162.6	2.8	2.2	2.1
CBS-10-354	12675	25_04_03 + 25_08_06 + 27_01_02 + 27_01_03 + 27_01_04	116.4	282.6	166.2	109.0	1.5
CBS-10-355	12675	25_08_06 + 27_01_02	109.0	187.5	78.5	59.0	2.2
CBS-10-356	12700	26_05_01	175.5	178.0	4.5	2.0	3.8
CBS-10-357	12725	26_05_01 + 26_05_02 + 25_08_06 + 27_01_02 + 27_01_03 + 27_01_04	123.3	253.5	130.2	83.0	1.0

Aurizon Mines Ltd.
News Release – June 14, 2010
Aurizon’s Infill Drill Program at The Casa Berardi Principal Area Intersects 4.6 Grams Of Gold Per Tonne Over 68.0 Meters

Hole	E (m)	Zones[1]	From (m)	To 9m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBS-10-358	12725	26_05_02 + 25_08_06 + 27_01_02 + 27_01_03 + 27_01_04	87.4	185.8	98.4	57.0	1.9
CBS-10-359	12750	26_05_02 + 25_08_06 + 27_01_02 + 27_01_03 + 27_01_04	76.9	163.6	86.7	66.0	1.2
CBS-10-360	12775	26_05_01 + 27_01_03 + 27_01_04 + 27_01_05	129.4	181.5	52.1	38.0	2.8
CBS-10-361	12800	27_01_04 + 27_01_05	96.0	150.0	54.0	42.0	4.1
CBS-10-363	12425	25_08_02	97.7	114.3	16.6	9.8	6.6
CBS-10-364	12475	25_08_02	84.0	94.9	10.9	9.5	0.6
CBS-10-365	12500	25_08_02	91.2	101.0	9.8	3.5	3.3
CBS-10-366	12650	25_08_06 + 27_01_02 + 27_01_03	80.0	195.0	115.0	68.0	4.6
	inc.	27_01_02	135.0	180.0	45.0	16.4	7.5
CBS-10-367	12500	25_08_02	71.5	78.5	7.0	3.6	1.2
CBS-10-368	11975	22_06_02	68.0	103.5	35.5	19.0	1.4

1:  The above results reflect a composite of holes that have intersected different zones and sub zones.